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                        FELCOR LODGING TRUST INCORPORATED
                       FELCOR LODGING LIMITED PARTNERSHIP
                    545 E. JOHN CARPENTER FREEWAY, SUITE 1300
                               IRVING, TEXAS 75062


                               September 27, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

         Re: FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership, Application for Withdrawal of Form S-4 Registration Statement (Commission File No. 333-62510)

Ladies and Gentlemen:


Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, FelCor Lodging Trust Incorporated, a Maryland corporation ("FelCor"), and FelCor Lodging Limited Partnership, a Delaware limited partnership ("FelCor OP"), hereby apply for an Order granting the withdrawal of their Registration Statement on Form S-4, Commission File No. 333-62510 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 7, 2001 and was declared effective on September 12, 2001.

The Registration Statement was filed to register the issuance of the following:

         (1) 41,983,828 shares of FelCor's common stock, $0.01 par value per share;

         (2)      2,769,305 common limited partnership units of FelCor OP;

         (3) 755,954 Series C preferred limited partnership units of FelCor OP; and

         (4)      392,157 Series D preferred limited partnership units of FelCor
                  OP.

The foregoing securities had been expected to be issued in connection with the proposed mergers of MeriStar Hospitality Corporation, a Maryland corporation ("MeriStar"), with and into FelCor and of a subsidiary of FelCor OP with and into MeriStar Hospitality Operating Partnership, L.P., a Delaware limited partnership ("MeriStar OP"), pursuant to an Agreement and Plan of Merger dated as of May 9, 2001, as amended. By agreement dated September 21, 2001, FelCor, FelCor OP, MeriStar, and MeriStar OP terminated the Agreement and Plan of Merger and the related merger transactions. No shares or units were issued or sold in connection with the proposed transactions.




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Accordingly, we request that an Order granting the withdrawal of the
Registration Statement be issued by the Commission.

If you have any questions regarding this application for withdrawal, please contact Lawrence Robinson, Executive Vice President and General Counsel, at
(972) 444-4900, or FelCor's outside legal counsel, Robert Dockery, of Jenkens & Gilchrist, a Professional Corporation, at (214) 855-4500.

                                          Sincerely,


                                          FelCor Lodging Trust Incorporated,
                                          a Maryland corporation



                                          By: /s/ Lawrence D. Robinson
                                             -----------------------------------
                                              Lawrence D. Robinson,
                                              Executive Vice President and
                                              General Counsel


                                          FelCor Lodging Limited Partnership,
                                          a Delaware limited partnership

                                          By: FelCor Lodging Trust Incorporated,
                                              Its General Partner



                                              By:  /s/ Lawrence D. Robinson
                                                 -------------------------------
                                                   Lawrence D. Robinson,
                                                   Executive Vice President and
                                                   General Counsel


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